Exhibit 99.2

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

Crowe MacKay LLP 1100 ‑ 1177 West Hastings St. Vancouver, BC V6E 4T5 Main +1 (604) 687‑4511 Fax +1 (604) 687‑5805 www.crowemackay.ca

Independent Auditor's Report

To the Shareholders of ImmunoPrecise Antibodies Ltd.

Opinion

We have audited the consolidated financial statements of ImmunoPrecise Antibodies Ltd. ("the Group"), which comprise the consolidated statements of financial position as at April 30, 2021 and April 30, 2020 and the consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at April 30, 2021 and April 30, 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises:

•	Management's Discussion and Analysis
•	SEC Form 40‑F

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the other information prior to the date of this auditor's report.  If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor's report.  We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Keith Gagnon.

"Crowe MacKay LLP"

Chartered Professional Accountants

Vancouver, Canada

July 27, 2021

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian dollars)

(in thousands)	Note	April 30, 2021 $	April 30, 2020 $
ASSETS
Current assets
Cash		41,759	2,606
Amounts receivable		2,858	2,492
Sales tax receivable		491	88
Inventory		1,204	819
Unbilled revenue		770	1,168
Prepaid expenses		1,776	526
		48,858	7,699
Restricted cash		79	85
Deposit on equipment		52	88
Investment	8	111	119
Property and equipment	9	4,024	3,078
Intangible assets	6, 7, 10	6,058	8,285
Goodwill	6, 7	7,777	7,909
Total assets		66,959	27,263
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	16	3,011	1,766
Sales tax payable		140	—
Deferred revenue		1,111	1,475
Debentures	11	—	2,000
Income taxes payable		326	—
Loans payable	12	—	122
Leases	14	986	752
Deferred acquisition payments	6, 7	498	1,815
		6,072	7,930
Debenture subscriptions received	13	—	313
Loans payable	12	—	190
Convertible debentures – liability component	13	1,531	—
Leases	14	940	1,132
Deferred acquisition payments	6, 7	—	1,011
Deferred income tax liability		1,492	1,601
		10,035	12,177
SHAREHOLDERS' EQUITY
Share capital	15	80,102	34,087
Convertible debentures – equity component	13	127	—
Contributed surplus	15	7,201	3,778
Accumulated other comprehensive income (loss)		(687)	(300)
Deficit		(29,819)	(22,479)
		56,924	15,086
Total liabilities and shareholders’ equity		66,959	27,263

Nature of operations (Note 1)

Commitments (Note 19)

Subsequent events (Note 24)

Approved and authorized on behalf of the Board of Directors on July 27, 2021

         “James Kuo”         Director                                                “Greg Smith”             Director

The accompanying notes are an integral part of these consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian dollars)

(in thousands, except share data)	Note	Year ended April 30, 2021 $	Year ended April 30, 2020 $
REVENUE		17,912	14,058
COST OF SALES		6,374	6,024
GROSS PROFIT		11,538	8,034
EXPENSES
Advertising		691	378
Amortization and depreciation	9, 10	2,737	2,573
Bad debt expense		4	48
Consulting fees		348	227
Foreign exchange loss (gain)		163	(78)
Insurance		748	135
Interest and bank charges		517	537
Management fees	16	269	653
Office and general		1,443	872
Professional fees		1,428	884
Rent		191	128
Repairs and maintenance		134	80
Research and development		1,974	446
Salaries and benefits	16	5,600	4,619
Share-based payments	15, 16	2,748	739
Telephone and utilities		68	50
Travel		74	296
		19,137	12,587
Loss before other income (expenses) and income taxes		(7,599)	(4,553)
OTHER INCOME (EXPENSES)
Accretion	6, 7, 11, 13	(346)	(900)
Grant Income	20	1,895	220
Subsidy Income	20	844	—
Interest and other income		282	52
Unrealized foreign exchange loss		(1,071)	—
Loss on settlement	11, 15	—	(112)
		1,604	(740)
Loss before income taxes		(5,995)	(5,293)
Income taxes	23	(1,345)	346
NET LOSS FOR THE YEAR		(7,340)	(4,947)
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO LOSS
Exchange difference on translating foreign operations		(387)	(72)
COMPREHENSIVE LOSS FOR THE YEAR		(7,727)	(5,019)
LOSS PER SHARE – BASIC AND DILUTED		(0.45)	(0.36)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		16,474,350	13,628,896

The accompanying notes are an integral part of these consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Convertible Debentures – Equity Component $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Deficit $	Total $
Balance, April 30, 2019	13,587,865(1)	32,699	—	3,074	(228)	(17,477)	18,068
Adoption of IFRS 16 (Note 4)	—	—	—	—	—	(55)	(55)
Balance, May 1, 2019	13,587,865	32,699	—	3,074	(228)	(17,532)	18,013
Shares issued pursuant to settlement of Debentures and accrued interest	248,959	859	—	—	—	—	859
Shares issued pursuant to option exercise	11,000	29	—	(12)	—	—	17
Shares issued pursuant to warrant exercise	136,194	500	—	(23)	—	—	477
Share-based payments	—	—	—	739	—	—	739
Comprehensive loss for the year	—	—	—	—	(72)	(4,947)	(5,019)

Balance, April 30, 2020	13,984,018	34,087	—	3,778	(300)	(22,479)	15,086
Shares issued pursuant to deferred acquisition payment to IPA Europe	132,833	511	—	—	—	—	511
Shares issued pursuant to deferred acquisition payment to UPE	203,178	1,047	—	—	—	—	1,047
Shares issued pursuant to option exercise	189,100	1,047	—	(363)	—	—	684
Shares issued pursuant to warrant exercise	2,568,417	15,425	—	(409)	—	—	15,016
Convertible debentures	—	—	204	—	—	—	204
Shares issued pursuant to conversion of convertible debentures	232,934	981	(77)	—	—	—	904
Share-based payments	—	—	—	2,748	—	—	2,748
Shares issued pursuant to bought deal offering of common shares	1,858,736	27,004	—	1,447	—	—	28,451
Comprehensive loss for the year	—	—	—	—	(387)	(7,340)	(7,727)

Balance, April 30, 2021	19,169,216	80,102	127	7,201	(687)	(29,819)	56,924
(1)	The balance of shares is reflected on a post-consolidation basis, taking into account rounding for fractional shares.

The accompanying notes are an integral part of these consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

(in thousands)	2021 $	2020 $
Operating activities:
Net loss for the period	(7,340)	(4,947)
Items not affecting cash:
Amortization and depreciation	3,713	3,407
Deferred income taxes	(83)	(455)
Accretion	346	900
Interest expense settled in shares	—	47
Loan forgiven	(280)	—
Foreign exchange	1,234	(48)
Reclassification of capitalized development costs	80	—
Change in fair value of investment	—	(28)
Loss on settlement	—	112
Share-based payments	2,748	739
	418	(273)
Changes in non-cash working capital related to operations:
Amounts receivable	(439)	(933)
Inventory	(316)	(23)
Unbilled revenue	393	(775)
Prepaid expenses	(1,342)	(193)
Accounts payable and accrued liabilities	876	172
Taxes payable and receivable	62	(116)
Deferred revenue	(252)	750
Net cash provided by (used in) operating activities	(600)	(1,391)
Investing activities:
Purchase of equipment	(1,375)	(374)
Deposit on equipment	(52)	(88)
Internally generated development costs	—	(114)
Deferred acquisition payment	(1,029)	(1,007)
Net cash used in investing activities	(2,456)	(1,583)
Financing activities:
Proceeds on share issuance, net of transaction costs	44,151	493
Repayment of leases	(945)	(657)
Proceeds from loans	—	283
Loan repayments	(29)	(83)
Proceeds from convertible debentures, net of transaction costs	2,202	313
Repayment of debentures	(2,000)	(175)
Net cash provided by (used in) financing activities	43,379	174
Increase (decrease) in cash during the year	40,323	(2,800)
Foreign exchange	(1,176)	(48)
Cash – beginning of the year	2,691	5,539
Cash – end of the year	41,838	2,691
Cash is comprised of:
Cash	41,759	2,606
Restricted cash	79	85
	41,838	2,691
Cash paid for interest	120	301
Cash paid for income tax	1,096	238

Supplemental cash flow information (Note 22)

The accompanying notes are an integral part of these consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

ImmunoPrecise Antibodies Ltd. (the "Company" or “IPA”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the TSX Venture Exchange (the “Exchange”) as a Tier 2 life science issuer under the trading symbol “IPA”. The Company’s common shares were approved for listing on the NASDAQ Global Market (“Nasdaq”) under the trading ticker symbol “IPA.” Trading on Nasdaq commenced at market open on December 30, 2020. The Company is a supplier of custom hybridoma development services. The address of the Company's corporate office is 3204 – 4464 Markham Street, Victoria, BC, Canada V8Z 7X8.

On November 23, 2020, the Company consolidated its issued and outstanding common shares on the basis of 5 pre-consolidation shares for one post-consolidation share (the “Consolidation”). All references to share and per share amounts in these consolidated financial statements have been retroactively restated to reflect the Consolidation.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operations. The Company has incurred operating losses since inception, including $7.3 million for the year ended April 30, 2021 and has accumulated a deficit of $29.8 million as of April 30, 2021.  The Company has $41.8 million cash on hand as of April 30, 2021 which will sustain its existing operations through at least 2022. The Company may need to raise additional funds in order to funds its strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and profitability of its operations.

In March 2020, there was a global pandemic outbreak of COVID-19.  The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and specifically, the regional economies in which the Company operates. The pandemic could result in delays in the course of business and could have a negative impact on the Company’s ability to raise new capital. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.  Accordingly, the consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the consolidated financial statements.

2.	BASIS OF PRESENTATION
(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and include the significant accounting policies as described in Note 3.

These consolidated financial statements were approved by the Board of Directors.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

(c)	Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - 2021	% Equity Interest - 2020	Country of Incorporation	Functional Currency
ImmunoPrecise Antibodies (Canada) Ltd.	100%	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	100%	USA	US dollar
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	100%	USA	US dollar
ImmunoPrecise Antibodies (MA) LLC	100%	100%	USA	US dollar
Talem Therapeutics LLC ("Talem")	100%	100%	USA	US dollar
U-Protein Express B.V. (“U-Protein”)	0%	100%	Netherlands	Euro
ImmunoPrecise Netherlands B.V.	100%	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe", formerly ModiQuest Research B.V.)	100%	100%	Netherlands	Euro
Immulease B.V. ("Immulease")	0%	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Quebec), Ltd.	100%	0%	Canada	Canadian dollar
9438-9244 Quebec, Inc	100%	0%	Canada	Canadian dollar

Control is achieved when the Company has the power to, directly or indirectly, govern the financial and operating policies of an entity so as to obtain benefits from its activities.  Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

The Company incorporated new subsidiaries, ImmunoPrecise Antibodies (USA) Ltd., in Delaware, USA on September 11, 2019, and ImmunoPrecise Antibodies (Quebec), Ltd. and 9438-9244 Quebec, Inc on March 30, 2021.

The Company merged U-Protein Express B.V. and Immulease B.V. into ImmunoPrecise Antibodies (Europe) B.V., a wholly owned subsidiary of ImmunoPrecise Netherlands B.V., on January 1, 2021.

(d)	Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates.  The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation currency of the Company is the Canadian dollar.

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period.  All resulting changes are recognized in other comprehensive income as cumulative translation differences.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions.  Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.  All gains and losses on translation of these foreign currency transactions are included in profit or loss.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss.  If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

3.	SIGNIFICANT ACCOUNTING POLICIES

Business combinations

Acquisitions of businesses are accounted for using the acquisition model. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, Financial Instruments: Recognition and Measurement or IAS 37, Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

Revenue recognition

The Company recognizes revenue from sale of antibodies and service agreements.

Sale of antibodies:

Revenue from sale of antibodies is recognized when the terms of a contract with a customer have been satisfied. This occurs when:

•	The control over the product has been transferred to the customer; and
•	The product is received by the customer or transfer of title to the customer occurs upon shipment.

Following delivery, the customer bears the risks of obsolescence and loss in relation to the goods. Revenue is recognized based on the price specified in the contract, net of estimated sales discounts and returns.

Contract revenue:

Revenues from contracted services are generally recognized as the performance obligations are satisfied over time, and the related expenditures are incurred pursuant to the terms of the agreement. Contract revenue is recognized on a percentage of completion basis when the key milestones contained within the contract are satisfied and there is an enforceable right to payment for performance completed to date. For contracts with no enforceable right to payment when the contract is incomplete, contract revenue is recognized on a completed contract basis when the customers are satisfied with the service at the end of the contract.

Unbilled revenue and deferred revenue:

Amounts recognized as revenue in excess of billings are classified as unbilled revenue. Amounts received in advance of the performance of services are classified as deferred revenue.

Cost of sales:

Cost of sales includes materials, direct labour, and allocation of overhead including depreciation of lab equipment.

Financial instruments

Recognition and Classification

The Company recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument.

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Classification and measurement IFRS 9
Cash	Amortized cost
Amounts receivable	Amortized cost
Investment	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	Amortized cost
Deferred acquisition payments	Amortized cost

Measurement

Financial assets and liabilities at FVTPL:

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

Financial assets at FVTOCI:

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost:

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Impairment of financial assets at amortized cost:

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.  At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition

Financial assets:

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

Financial liabilities:

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets, is recognized in profit or loss.

Government assistance

The Company periodically applies for financial assistance under available government incentive programs. Government assistance relating to capital expenditures is reflected as a reduction of the cost of such assets. Government assistance relating to research and development expenditures is recorded as a reduction of current year's expenses when the related expenditures are incurred.

Government grant

The Company periodically applies for financial assistance under available government incentive programs. The grant is recognized when there is reasonable assurance that the Company will comply with the conditions attached to them and the grants will be received. All funds received as part of the grant or subsidies are reflected in grant and subsidy income as awarded.

Inventory

Inventory consists of supplies, parts and antibodies and is valued at the lower of average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

Equipment and leasehold improvements

Equipment and leasehold improvements are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the following terms:

Asset	Basis	Term
Lab equipment	Straight line	5 years
Furniture and equipment	Straight line	5 years
Computer hardware	Straight line	2 years
Computer software	Straight line	1 year
Building	Straight line	Remaining term of the property lease
Automobile	Straight line	4 years
Leasehold improvements	Straight line	Remaining term of the lease plus the first renewal option

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in profit or loss in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognised.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not subject to amortization and an impairment test is performed annually or as events occur that could indicate impairment.  Goodwill is reported at cost less any impairment.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“CGU”s). To test for impairment, goodwill is allocated to each of the Company’s CGUs, groups of CGUs, or an operating segment expected to benefit from the acquisition. Goodwill is tested by combining the carrying amounts of equipment and leasehold improvements, intangible assets and goodwill and comparing this to the recoverable amount. Fair value less costs of disposal is price to be received in an orderly transaction between market participants. Value in use is assessed using the present value of the expected future cash flows. Any excess of the carrying amount over the recoverable amount is recorded as impairment. Impairment charges, which are not tax affected, are recognized in profit or loss and are not reversed.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by comparison of their carrying amount to the recoverable amount. The recoverable amount is the higher of the fair value less selling costs or the value in use. Value in use is determined by the present value of the future cash flows from the asset. If the recoverable amount is less than the carrying amount, then there is impairment. Where an impairment loss exists, the portion of the carrying amount exceeding the recoverable amount is recorded as an expense immediately. Assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstance indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods. The reversal is recognized in profit or loss immediately.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

Income taxes

Income taxes are recognized in the statement of comprehensive income (loss), except where they relate to items recognized directly in equity, in which case the related taxes are recognized in equity.

Deferred tax assets and liabilities are recognized based on the difference between the tax and accounting values of assets and liabilities and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of tax rate changes is recognized in profit or loss or equity, as applicable, in the period of substantive enactment.

Current taxes receivable or payable are estimated on taxable income for the current year at the statutory tax rates enacted or substantively enacted.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits of the relevant entity or group of entities, in a particular jurisdiction, will be available against which the assets can be utilized.

As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Investment tax credits (“ITCs”) are accounted for as a reduction in the cost of the expense when there is reasonable assurance that such credits will be realized. These ITCs are used to reduce current income taxes payable.

Leases

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company’s incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest.  Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability.  Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs.  The Company subsequently measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability.  Right-of-use assets are depreciated over the shorter of the asset’s useful life or the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset’s useful life.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. The Company's common shares are classified as equity instruments.

Proceeds from unit placements are allocated between common shares and warrants issued based on the residual value method, with the common shares being valued first.

Share issuance costs

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit or loss over the vesting period.  Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.  Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted.  As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied.  The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss, unless they are related to the issuance of shares.  Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.  The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share-based payments are reflected in contributed surplus, until exercised.  Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period.  Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date.  Any such excess is recognized as an expense.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. In periods where a net loss is incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share is the same. In a profit year, under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average price during the year.

4.	ADOPTION OF NEW ACCOUNTING STANDARDS

The Company has adopted the following new standards, along with any consequential amendments, effective May 1, 2019. These changes were made in accordance with the applicable transitional provisions.

The Company adopted all of the requirements of IFRS 16, Leases (“IFRS 16”) as of May 1, 2019. IFRS 16 replaces IAS 17, Leases (“IAS 17”). IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The Company has adopted IFRS 16 using the modified retrospective application method, where the 2019 comparatives are not restated and a cumulative catch up adjustment is recorded on May 1, 2019 for any differences identified, including adjustments to opening deficit balance.

The Company analyzed its contracts to identify whether they contain a lease arrangement for the application of IFRS 16.  The following is the Company’s new accounting policy for leases under IFRS 16:

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company’s incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest.  Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability.  Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs.  The Company subsequently measures a right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability.  Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset’s useful life.

On the date of transition, the Company recorded a right-of-use asset of $1.7 million related to the office rent in property and equipment, and the lease obligation of $1.7 million was recorded as at May 1, 2019, discounted using the Company’s incremental borrowing rate of 8%, and measured at an amount equal to the lease obligation as if IFRS 16 had been applied since the commencement date. The net difference between right-

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

of-use assets and lease liabilities on the date of transition was recognized as a deficit adjustment of $54,744 on May 1, 2019.

Standards not yet adopted

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Costs that relate directly to a contract can either be incremental costs of fulfilling contracts (an example would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

These amendments are effective for reporting periods beginning on or after January 1, 2022.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2023.

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Significant areas requiring the use of estimates and judgments are as follows:

Functional currency

The Company has used judgment in determining the currency of the primary economic environment in which the entity operates.

Amounts receivable

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade receivable balances will be paid.  Credit risks for outstanding customer receivables are regularly assessed and allowances are recorded for estimated losses, if required.

Property and equipment

The Company has used estimates in the determination of the expected useful lives of property and equipment.

Revenue recognition

The percentage-of-completion method requires the use of estimates to determine the stage of completion which is used to determine the recorded amount of revenue, unbilled revenue and deferred revenue on uncompleted contracts.  The determination of anticipated revenues includes the contractually agreed revenue and may also involve estimates of future revenues if such additional revenues can be reliably estimated and it is considered probable that they will be recovered.  The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors, including the cost of materials,

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

labour, and sub-contractors.  The determination of estimates is based on the Company’s business practices as well as its historical experience.

Impairments

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“CGU”s).  Each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, which is often judgment-based, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs of disposal or value in use. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in profit or loss.

The Company performs a goodwill impairment test annually and when circumstances indicate that the carrying value may not be recoverable. For the purposes of impairment testing, goodwill acquired through business combinations has been allocated to two different CGUs. The recoverable amount of each CGU was based on value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The cash flows were projected over a five-year period based on past experience and actual operating results.

The Company performed its annual goodwill impairment test in April 2021 and no impairment was indicated
for the period tested. The values assigned to the key assumptions represented management’s assessment of future trends in the industry and were based on historical data from both internal and external sources. Weighted average costs of capital of 17.02% and 13.10%, respectively, were used in the assessments of the two CGUs.

Determination of segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. All operating segments’ results are reviewed by the Company’s management in order to make decisions regarding the allocation of resources to the segment. Segment results include items directly attributable to a segment as those that can be allocated on a reasonable basis.

The Company provides antibody production and related services in one distinct segment.

Life of intangible assets

Intangible assets are amortized based on estimated useful life less their estimated residual value. Significant assumptions are involved in the determination of useful life and residual values and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions. Actual useful life and residual values may vary depending on a number of factors including internal technical evaluation, attributes of the assets and experience with similar assets. Changes to these estimates may affect the carrying value of assets, net income (loss) and comprehensive income (loss) in future periods.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

6.	ACQUISITION OF U-PROTEIN

On August 22, 2017, the Company completed the acquisition of U-Protein whereby the Company acquired all of the issued and outstanding shares of U-Protein for €6.83 million on terms as follows:

•	€2.7 million (CAD$4.1 million) was paid in cash on closing;
•	606,101 common shares of the Company were issued on closing; and
•	€2.0 million in deferred payments over a three-year period. The deferred payments can be made in cash or common shares of the Company at the election of U-Protein shareholders.

The transaction was accounted for as a business combination, as the operations of U-Protein meet the definition of a business. As the transaction was accounted for as a business combination, transaction costs of $17,717 were expensed.  The goodwill resulting from the allocation of the purchase price to the total fair value of net assets represented the sales and growth potential of U-Protein. Goodwill recorded is allocated in its entirety to U-Protein. The fair value of the 606,101 common shares issued ($3.0 million) was determined based on the Canadian dollar equivalent of the consideration required of €2.0 million pursuant to the share purchase agreement.  The Company has allocated the purchase price as follows:

(in thousands)	$
Cash	4,063
606,101 common shares of the Company	3,022
Fair value of deferred payments	2,134
Fair value of consideration	9,219

Cash	797
Amounts receivable	371
Unbilled revenue	113
Inventory	37
Investment	90
Equipment, net of accumulated amortization	216
Intellectual property (not deductible for tax purposes)	4,064
Goodwill (not deductible for tax purposes)	4,656
Accounts payable and accrued liabilities	(270)
Income taxes payable	(44)
Deferred income tax liability	(811)
9,219

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

The deferred payments of €2.0 million over a three-year period was fair valued on the date of acquisition using a discounted cash flow model. A discount rate of 16.2% was used. The final deferred acquisition payment was made in December 2020 and the U-Protein shareholders elected to receive common shares of the Company, totaling  203,178.  The changes in the value of the deferred payments during the years ended April 30, 2021 and 2020 are as follows:

(in thousands)	$
Balance, April 30, 2019	1,563
Accretion expense	350
Payment	(1,007)
Foreign exchange	26
Balance, April 30, 2020	932
Accretion expense	89
Payment made in common shares	(1,047)
Foreign exchange	26
Balance, April 30, 2021	—

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

7.	ACQUISITION OF IPA EUROPE AND IMMULEASE

On April 5, 2018, the Company acquired all of the issued and outstanding shares of IPA Europe and its sister entity, Immulease, for an aggregate purchase price of €7.0 million on terms as follows:

•	€2.5 million (CAD$4.0 million) was paid in cash on closing;
•	1,320,080 common shares of the Company were issued on closing; and
•

€2.0 million in deferred payments over a three-year period. The deferred payments are made in three equal installments of cash and equity totaling €666,666 and prorated if the EBITDA of IPA Europe for the fiscal year preceding the date of payment is less than its average EBITDA over the previous two fiscal years.  During the year ended April 30, 2019, the Company and the seller entered into an Amendment, Termination and Settlement Agreement whereby the deferred payments shall no longer be subject to an adjustment and will be paid in equal installments of cash and equity totaling €666,666.

The transaction was accounted for as a business combination, as the operations of IPA Europe and Immulease meet the definition of a business. As the transaction was accounted for as a business combination, transaction costs of $36,821 were expensed. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets represented the sales and growth potential of IPA Europe. Goodwill recorded is allocated in its entirety to IPA Europe.  The fair value of the 1,320,080 common shares issued ($4.9 million) was determined to be $3.70 per share based on the fair value of the Company’s shares immediately prior to the completion of the acquisition. The Company has allocated the purchase price as follows:

(in thousands)	$
Cash	3,988
1,320,080 common shares of the Company	4,884
Fair value of deferred payments	2,354
Fair value of consideration	11,226

Cash	270
Amounts receivable	572
Unbilled revenue	90
Inventory	2,287
Equipment, net of accumulated amortization	568
Software	31
Intangible assets (not deductible for tax purposes)	6,305
Goodwill (not deductible for tax purposes)	3,641
Accounts payable and accrued liabilities	(580)
Deferred revenue	(23)
Loans	(299)
Deferred income tax liability	(1,636)
11,226

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

The deferred payments of €2.0 million over a three-year period was fair valued on the date of acquisition using a discounted cash flow model. A discount rate of 14% was used.  The changes in the value of the deferred payments during the years ended April 30, 2021 and 2020 are as follows:

(in thousands)	$
Balance, April 30, 2019	1,501
Accretion expense	383
Foreign exchange	10
Balance, April 30, 2020	1,894
Accretion expense	133
Repayment	(1,540)
Foreign exchange	11
Balance, April 30, 2021	498

8.	INVESTMENT

Investment consists of a 29% (2020 – 29%) interest in QVQ Holding B.V. (“QVQ”), which is recorded using the equity method, being the best approximation of the investment’s fair value.  Judgment is required as to the extent of influence that the Company has over QVQ.  The Company considered the extent of voting power over the entity, the power to participate in financial and operating policy decisions of the entity, representation on the board of directors, material transactions between the entities, interchange of management personnel, and provision of essential technical information.   The Company has determined that the Company is not considered to have significant influence over QVQ, as the Company does not have the power to participate in financial and operating policy decisions, does not have representation on the Board of Directors of QVQ, and the majority of the common shares are held by QVQ management.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

9.	PROPERTY AND EQUIPMENT

(in thousands)	Computer Hardware	Furniture & Equipment	Computer Software	Building	Automobile	Leasehold Improvements	Lab Equipment	Total
	$	$	$	$	$	$	$	$
Cost:
Balance, April 30, 2019	111	111	130	—	—	393	3,369	4,114
IFRS 16 transition adjustment	—	—	—	1,669	—	—	—	1,669
Additions	17	—	—	905	49	6	350	1,327
Disposals	(74)	(75)	(80)	(196)	—	(49)	(633)	(1,107)
Foreign exchange	—	—	—	6	1	1	12	20
Balance, April 30, 2020	54	36	50	2,384	50	351	3,098	6,023
Additions	42	—	—	582	45	2	2,001	2,672
Disposals	—	—	—	—	—	—	(18)	(18)
Lease modification	—	—	—	(188)	—	—	—	(188)
Foreign exchange	—	—	(1)	(48)	(1)	—	(33)	(83)
Balance, April 30, 2021	96	36	49	2,730	94	353	5,048	8,406

Accumulated Depreciation:
Balance, April 30, 2019	88	86	49	—	—	206	2,048	2,477
Depreciation	23	7	66	697	7	69	497	1,366
Disposals	(74)	(75)	(80)	—	—	(49)	(633)	(911)
Foreign exchange	—	—	—	3	—	—	10	13
Balance, April 30, 2020	37	18	35	700	7	226	1,922	2,945
Depreciation	24	10	8	711	21	70	800	1,644
Disposals	—	—	—	—	—	—	(18)	(18)
Lease modification	—	—	—	(42)	—	—	—	(42)
Foreign exchange	—	—	(1)	(35)	(1)	—	(110)	(147)
Balance, April 30, 2021	61	28	42	1,334	27	296	2,594	4,382

Net Book Value:
April 30, 2020	17	18	15	1,684	43	125	1,176	3,078
April 30, 2021	35	8	7	1,396	67	57	2,454	4,024

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

10.	INTANGIBLE ASSETS

The intangible assets were acquired as a result of the acquisitions of U-Protein and IPA Europe and are amortized using the straight-line method over their useful lives.  The intellectual property has a useful life of 10 years, and the proprietary processes have a useful life of 5 years. The internally generated development costs commence amortization once the development process is ready to be used.  The changes in the value of the intangible assets during the years ended April 30, 2021 and 2020 are as follows:

(in thousands)	Internally Generated Development Costs	Intellectual Property	Proprietary Processes	Certifications	Total
	$	$	$	$	$
Cost:
Balance, April 30, 2019	—	4,145	7,740	140	12,025
Additions	114	—	—	—	114
Foreign exchange	1	14	25	—	40
Balance, April 30, 2020	115	4,159	7,765	140	12,179
Costs expensed	(80)	—	—	—	(80)
Foreign exchange	(2)	(70)	(130)	(2)	(204)
Balance, April 30, 2021	33	4,089	7,635	138	11,895

Accumulated Amortization:
Balance, April 30, 2019	—	636	1,163	—	1,799
Amortization	—	406	1,635	—	2,041
Foreign exchange	—	12	42	—	54
Balance, April 30, 2020	—	1,054	2,840	—	3,894
Amortization	1	421	1,647	—	2,069
Foreign exchange	—	(30)	(96)	—	(126)
Balance, April 30, 2021	1	1,445	4,391	—	5,837

Net Book Value:
April 30, 2020	115	3,105	4,925	140	8,285
April 30, 2021	32	2,644	3,244	138	6,058

11.	DEBENTURES

On April 5, 2018, the Company completed a nonconvertible debenture (the "Debentures") financing in the principal amount of $4.3 million (the “Offering”). The Debentures were unsecured, bore interest at a rate of 10% per annum, payable semi-annually, and were due eighteen months from the date of issue. Under the Offering, a holder of a Debenture received 7,500 detachable share purchase warrants (the "Warrants") for every $25,000 of Debentures subscribed for by the holder. The Warrants are exercisable at $3.50 per share for a period of four years from the date of issue.  The fair value of the Debentures at the time of issue was calculated as the discounted cash flows assuming a 15% effective interest rate. The fair value of the Warrants was determined at the time of issue as the difference between the face value and the fair value of the Debentures. On initial recognition, the Company bifurcated $4.0 million to the carrying value of the Debentures and $248,875 to the Warrants.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

Under the Offering, the Company paid the following finder's fees: $10,300 in cash, 116,064 shares of the Company with a fair value of $383,010, and 83,188 finder’s warrants valued at $187,627.  The fair value of the finder’s warrants was estimated on the date of issue using the Black-Scholes option valuation model with the following weighted average assumptions: dividend yield of $nil, risk free interest rate of 1.60%, expected life of 4 years and expected volatility based on the historical volatility of similar companies of 100%.  The total fair value of the finder’s fees was allocated pro-rata based on the carrying values of the Debentures and Warrants, with $546,934 allocated to the Debentures and $34,003 allocated to the Warrants.

On October 25, 2018, the Company settled $1.4 million of the Debentures by issuing 275,400 units at a price of $5.00 per unit. Each unit consisted of one common share of the Company and one share purchase warrant, with each warrant entitling the holder to purchase an additional share at $6.25 for two years. The fair value of the 275,400 common shares issued was determined to be $1.1 million. The fair value of the warrants issued was determined to be $283,000 and estimated on the date of issue using the Black-Scholes option valuation model with the following weighted average assumptions: dividend yield of $nil, risk free interest rate of 1.58%, expected life of 2 years and expected volatility based on the historical volatility of similar companies of 68.7%.  The settlement resulted in a loss of $189,715.

On September 26, 2019, the Company modified the terms of $2.8 million Debentures to extend the due date by 6 months to March 26, 2020, with the ability to pay earlier with no penalty, and increased the interest rate to 12.5%. The remaining debentures of $125,000 were paid on maturity.

On March 26, 2020, the Company settled $700,000 of the Debentures plus accrued interest of $46,875 by issuing 248,959 common shares.  The fair value of the 248,959 common shares issued was determined to be $858,906.  The settlement resulted in a loss of $112,031.  $50,000 of the Debentures were paid on maturity.  The maturity date of the remaining Debentures of $2,000,000 was extended to September 26, 2020.  The Company repaid the remaining balance of $2.0 million plus interest of $61,644 during the year ended April 30, 2021.

The changes in the value of the Debentures during the years ended April 30, 2021 and 2020 are as follows:

(in thousands)	$
Balance, April 30, 2019	2,708
Accretion expense	167
Repayment	(175)
Settlement of debentures	(700)
Balance, April 30, 2020	2,000
Repayment	(2,000)
Balance, April 30, 2021	—

12.	LOANS PAYABLE

On April 5, 2018, the Company assumed loans payable of €60,750 (CAD$94,995) as a result of the acquisition of IPA Europe. On July 7, 2015, IPA Europe entered into a loan agreement in the principal amount of €165,000, maturing on July 31, 2020.  The loan was secured by certain equipment, bore an interest rate of 4% per annum and was repayable in monthly installments of €2,250.  The interest was owed per month in arrears. The principal outstanding at April 30, 2021 is €nil (CAD$nil) (April 30, 2020 – €4,500 (CAD$6,797)).

On April 5, 2018, the Company assumed loans payable of €56,450 (CAD$88,271) as a result of the acquisition of IPA Europe. On February 1, 2016, IPA Europe entered into a loan agreement in the principal amount of €100,000, maturing on February 28, 2021.  The loan is secured by certain equipment, bears an interest rate of 3% per annum and is repayable in monthly installments of €1,675.  The interest is owed per month in arrears. The principal outstanding at April 30, 2021 is €nil (CAD$nil) (April 30, 2020 – €14,575 (CAD$22,014)).

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

On April 15, 2020, the Company was approved for a US$209,000 loan under the Paycheck Protection Program ("PPP") administered by the U.S. Small Business Administration. The loan accrues interest at 1% per annum and is repayable in monthly installments of US$11,761 starting in November 2020 until April 2022.  The PPP is a US$349 billion loan program that originated from the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act. The PPP loan has a term of two years, is unsecured, and is guaranteed by the U.S. Small Business Administration. The loan will be forgiven if the proceeds are used by the Company to cover payroll costs (including benefits), with up to 25% allowed for rent and utilities, during the eight-week period following the loan origination date. The Company met the requirements for full loan forgiveness.

(in thousands)	$
Balance, April 30, 2019	112
Loan proceeds	283
Loan repayments and foreign exchange	(83)
Balance, April 30, 2020	312
Loan repayments and foreign exchange	(32)
Loan forgiven	(280)
Balance, April 30, 2021	—

13.	CONVERTIBLE DEBENTURES

On May 15, 2020, the Company closed a non-brokered private placement financing by issuing 10% convertible debentures (“New Debentures”) for total proceeds of $2.59 million. On May 27, 2020, the Company issued an additional $35,000 of the 10% New Debentures. In total, the Company issued $2.6 million of the New Debentures.  The New Debentures are unsecured, bear interest at a rate of 10% per year and payable at maturity.  The maturity date is May 15, 2022 for $2.59 million of the New Debentures and May 22, 2022 for $35,000 of the New Debentures. The principal amount of the New Debentures may be convertible, at the option of the holder, into units of the Company at a conversion price of $4.25 per share.  The Company may force convert the principal amount of the New Debentures at $4.25 per share if the average closing price is equal to or greater than $7.50 for 20 trading days.

In advance of the closing of the New Debentures, the Company had received $313,268 of the proceeds as at April 30, 2020.

The fair value of the New Debentures at the time of issue was calculated as the discounted cash flows assuming a 15% effective interest rate. The fair value of the equity component was determined at the time of issue as the difference between the face value and the fair value of the New Debentures. On initial recognition, the Company bifurcated $2.4 million to the carrying value of the New Debentures and $213,623 to the equity component.

Under the financing, the Company paid finder’s cash commissions totaling $82,580 and incurred legal and filing fees of $29,331.  The transaction costs were allocated pro-rata based on the carrying values of the New Debentures and the equity component, with $102,811 allocated to the New Debentures and $9,100 allocated to the equity component.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

During the year ended April 30, 2021, the Company recorded accretion expense of $124,381 (2020 – $nil). The changes in the value of the New Debentures during the year ended April 30, 2020 are as follows:

(in thousands)	Liability Component $	Equity Component $
Balance, April 30, 2020	—	—
Proceeds	2,413	213
Transaction costs	(102)	(9)
Accretion expense	124	—
Conversion to shares	(904)	(77)
Balance, April 30, 2021	1,531	127

14.	LEASES

The Company entered into certain equipment and automobile leases expiring between 2021 and 2024 with interest rates of between 8% and 17% per annum. The Company’s obligations under these finance leases are secured by the lessor’s title to the leased assets. The Company also entered into office leases in January 2018, May 2018, May 2019, June 2019, December 2019, and August 2020.  With the adoption of IFRS 16, Leases (see Note 3), the Company recognized a lease obligation with regard to the office leases.  The terms and the outstanding balances as at April 30, 2021 and 2020 are as follows:

(in thousands)	April 30, 2021 $	April 30, 2020 $
Equipment under lease in monthly instalments of $1,228 with interests of between 13% and 17% per annum. Due dates are between May 2021 and March 2023.	—	71
Equipment under lease in monthly instalments of $19,437 with interest rate of 8% per annum and an end date of May 2023.	396	—
Automobile under lease in monthly instalments of $1,186 with an interest rate of 8% per annum and an end date of September 2023.	31	44
Automobile under lease in monthly instalments of $1,055 with an interest rate of 8% per annum and an end date of August 2024.	37	—
Right-of-use asset from office lease repayable in monthly instalments of $6,440 and an interest rate of 8% per annum and an end date of May 2024.	223	135
Right-of-use asset from office lease repayable in monthly instalments of $16,223 and an interest rate of 8% per annum and an end date of December 2022.	303	476
Right-of-use asset from office lease repayable in monthly instalments of $32,997 and an interest rate of 8% per annum and an end date of December 2022. The monthly instalment is adjusted annually based on the consumer price index.	616	673
Right-of-use asset from office lease repayable in monthly instalments of $14,480 and an interest rate of 8% per annum and an end date of April 2023.	320	485
Current portion	(986)	(752)
Non-current portion	940	1,132
(1)	This equipment lease was repaid in full during the year ended April 30, 2021.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

As at April 30, 2021, the Company’s lab equipment and automobile include a net carrying amount of $402,883 (April 30, 2020 – $77,285) for the leased equipment and $66,881 (April 30, 2020 – $42,682) for the leased automobile.  The net carrying amount of the right-of-use assets from office lease obligation is $1.4 million (April 30, 2020 – $1.7 million).

The following is a schedule of the Company’s future minimum lease payments related to the equipment under finance lease and the office lease obligation:

(in thousands)	$
2022	1,105
2023	871
2024	102
2025	11
Total minimum lease payments	2,089
Less: imputed interest	(163)
Total present value of minimum lease payments	1,926
Less: Current portion	(986)
Non-current portion	940

15.	SHARE CAPITAL
a)	Authorized:

Unlimited common shares without par value.

b)	Consolidation:

On November 23, 2020, the Company consolidated its issued and outstanding common shares on the basis of 5 pre-Consolidation shares for one post-Consolidation share. All references to share and per share amounts in these consolidated financial statements have been retroactively restated to reflect the Consolidation.

c)	Share capital transactions:

2020 Transactions

On March 26, 2020, the Company settled $700,000 of the Debentures plus accrued interest of $46,875 by issuing 248,959 common shares (Note 11).  The fair value of the 248,959 common shares issued was determined to be $858,906.  The settlement resulted in a loss of $112,031.

During the year ended April 30, 2020, the Company issued 11,000 common shares pursuant to exercise of stock options for total gross proceeds of $16,500.  A value of $12,490 was transferred from contributed surplus to share capital as a result.  The weighted average share price at dates the stock options were exercised was $3.45.

During the year ended April 30, 2020, the Company issued 136,194 common shares pursuant to exercise of warrants and finder’s warrants for total gross proceeds of $476,679.  A value of $22,942 was transferred from contributed surplus to share capital as a result.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

2021 Transactions

On May 1, 2020, the Company issued 132,833 common shares pursuant to the second deferred payment for the acquisition of IPA Europe (Note 7).  The common shares were valued at $511,405.

On December 18 and December 31, 2020, the Company issued an aggregate of 203,178 common shares pursuant to the final deferred payment for the acquisition of U-Protein (Note 6).  The common shares were valued at $1.0 million.

During the year ended April 30, 2021, the Company issued 189,100 common shares pursuant to exercise of stock options for total gross proceeds of $683,755.  A value of $363,175 was transferred from contributed surplus to share capital as a result.  The weighted average share price at dates the stock options were exercised was $11.70.

During the year ended April 30, 2021, the Company issued 2,568,417 common shares pursuant to exercise of warrants and finder’s warrants for total gross proceeds of $15.0 million. A value of $409,106 was transferred from contributed surplus to share capital as a result.

During the year ended April 30, 2021, the Company issued 232,934 common shares pursuant to conversion of $990,000 principal balance of convertible debentures.

On February 8, 2021, the Company closed a public offering of 1,616,293 common shares of the Company at a price of U.S. $13.45 per common share for gross proceeds of U.S. $21.7 million (CAD $27.7 million), net proceeds less underwriting discounts and commissions of U.S. $19.6 million (CAD $24.7 million).

On February 10, 2021, Company also issued an additional 242,443 common shares at the public offering price of U.S. $13.45 per common share for gross proceeds of U.S. $3.3 million (CAD $4.1 million), net proceeds less underwriting discounts and commissions of U.S. $3.0 million (CAD $3.8 million).

d)	Options

The Company has an incentive Stock Option Plan ("the Plan") under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company. The terms of the plan provide that the Directors have the right to grant options to acquire common shares of the Company at not less than the closing market price of the shares on the day preceding the grant at terms of up to five years. The maximum number of options outstanding under the Plan shall not result, at any time, in more than 10% of the issued and outstanding common shares.

On October 3, 2019, the Company granted 50,000 stock options, exercisable at $2.375 per option, to an officer of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $86,395 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $2.40, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.46%, and an expected life of 5 years.

On October 3, 2019, the Company granted 40,000 stock options, exercisable at $5.00 per option, to a consultant of the Company.  The options vested immediately upon grant. The fair value of these options was estimated to be $32,096 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $2.40, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.56%, and an expected life of 2 years.

On October 3, 2019, the Company granted 30,000 stock options, exercisable at $2.50 per option, to a director of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date;

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $53,326 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $2.40, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.46%, and an expected life of 5 years.

On October 3, 2019, the Company granted 13,000 stock options, exercisable at $5.05 per option, to employees of the Company.  The options vested immediately upon grant. The fair value of these options was estimated to be $14,627 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $2.40, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.54%, and an expected life of 2.96 years.

On April 3, 2020, the Company granted 11,000 stock options, exercisable at $5.05 per option, to employees of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $20,582 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $3.45, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 0.75%, and an expected life of 3 years.

On April 29, 2020, the Company granted 50,000 stock options, exercisable at $3.80 per option, to an officer of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $129,340 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $3.80, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 0.38%, and an expected life of 3.93 years.

On August 13, 2020, the Company granted 50,000 stock options, exercisable at $7.50 per option, to a consultant of the Company.  The options are subject to vesting conditions as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date, one-quarter 9 months after grant date and one-quarter 12 months after grant date. The fair value of these options was estimated to be $204,749 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $6.85, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 0.33%, and an expected life of 3 years.

On September 1, 2020, the Company granted 270,000 stock options, exercisable at $8.50 per option, to officers and an employee of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $1,613,117 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $8.15, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 0.31%, and an expected life of 5 years.

On January 6, 2021, the Company granted 25,000 stock options, exercisable at $20.30 per option, to directors of the Company.  The options are subject to vesting conditions as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date; one-quarter 9 months after grant date and one-quarter 12 months after grant date.  The fair value of these options was estimated to be $292,572 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $20.30, dividend yield of 0%, expected volatility of 71%, a risk-free rate of 0.34%, and an expected life of 5 years.

On January 6, 2021, the Company granted 238,000 stock options, exercisable at $20.30 per option, to employees of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date.  The fair value of these options was estimated to be $2,785,284 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $20.30, dividend yield of 0%, expected volatility of 71%, a risk-free rate of 0.34%, and an expected life of 5 years.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

Expected volatility of all options granted up to September 1, 2020 was based on the historical volatility of similar companies.  Expected volatility of options granted subsequent to that date is based on the historical volatility of the company over the prior 2 years.

During the year ended April 30, 2021 the Company has recorded $2,748,479 (2020 - $739,011) of share-based payments expense.

The changes in the stock options for the years ended April 30, 2021 and 2020 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2019 (outstanding)	1,060,667	3.90	3.87
Granted	194,000	3.65	—
Exercised	(11,000)	1.50	—
Forfeited	(180,667)	3.65	—
Balance, April 30, 2020 (outstanding)	1,063,000	3.84	3.03
Granted	583,000	13.73	—
Exercised	(189,100)	3.62	—
Forfeited	(6,000)	7.60	—
Balance, April 30, 2021 (outstanding)	1,450,900	7.88	3.06
Unvested	(481,084)	14.53	4.35
Exercisable, April 30, 2021	969,816	4.58	2.42

Details of the options outstanding as at April 30, 2021 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
December 20, 2021	1.50	0.64	46,000	—	46,000
September 18, 2022	5.05	1.39	142,900	—	142,900
January 3, 2023	3.25	1.68	50,000	—	50,000
February 7, 2023	2.35	1.78	140,000	—	140,000
April 3, 2023	5.05	1.93	8,000	3,667	4,333
August 13, 2023	7.50	2.29	50,000	25,000	25,000
September 24, 2023	4.75	2.40	19,000	—	19,000
November 7, 2023	4.10	2.52	20,000	—	20,000
December 31, 2023	5.00	2.67	250,000	—	250,000
January 11, 2024	5.00	2.70	63,000	—	63,000
April 1, 2024	3.85	2.92	50,000	16,667	33,333
October 1, 2024	2.38	3.42	50,000	—	50,000
October 3, 2024	2.50	3.43	30,000	—	30,000
September 1, 2025	8.50	4.34	270,000	180,000	90,000
January 6, 2026	20.30	4.69	262,000	255,750	6,250
	7.88	3.06	1,450,900	481,084	969,816

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

e)	Warrants

The changes in the warrants for the years ended April 30, 2021 and 2020 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2019	3,546,500	5.20	1.90
Exercised	(135,000)	3.50	—
Balance, April 30, 2020	3,411,500	5.25	0.91
Exercised	(2,533,200)	5.88	—
Balance, April 30, 2021	878,300	3.50	0.90

Details of the warrants outstanding as at April 30, 2021 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
March 26, 2022	3.50	0.90	878,300

f)	Finder’s Warrants

On February 8, 2021, the Company issued 113,139 finder’s warrants, exercisable at US $16.81 per warrant, in connection with the public offering of 1,616,293 common shares. The fair value of these warrants was estimated to be US $994,646 (CAD $1.3 million) using the Black-Scholes option pricing model and the following assumptions: share price on grant date of US $16.81, dividend yield of 0%, expected volatility of 72%, a risk-free rate of 0.39%, and an expected life of 5 years.

On February 10, 2021, the Company issued 16,972 finder’s warrants, exercisable at US $16.81 per warrant, in connection with the public offering over-allotment of 242,443 common shares. The fair value of these warrants was estimated to be US $141,766 (CAD $180,029) using the Black-Scholes option pricing model and the following assumptions: share price on grant date of US $16.81, dividend yield of 0%, expected volatility of 72%, a risk-free rate of 0.39%, and an expected life of 5 years.

The changes in the finder’s warrants for the years ended April 30, 2021 and 2020 are as follows:

	Number of warrants #	Weighted average exercise price $		Weighted average life remaining (years)
Balance, April 30, 2019	83,188	3.50		2.91
Exercised	(1,194)	3.50		—
Balance, April 30, 2020	81,994	3.50		1.90
Issued	130,111	20.65	(1)	4.77
Exercised	(35,217)	3.50		—
Balance, April 30, 2021	176,888	16.12		3.75
(1)	US $16.81

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

Details of the finder’s warrants outstanding as at April 30, 2021 are as follows:

Expiry Date	Exercise price $		Remaining life (year)	Warrants outstanding
March 26, 2022	3.50		0.90	46,777
February 3, 2026	20.65	(1)	4.77	130,111
	16.12		3.75	176,888
(1)	US $16.81
16.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Lisa Helbling, CFO; Dr. Stefan Lang, Chief Business Officer; Dr. Yasmina Abdiche, Chief Scientific Officer; Charles Wheelock, former Chief Technology Officer; Martin Hessing, a former Director of U-Protein; and Directors of the Company. During years ended April 2021 and 2020, the compensation for key management is as follows:

	2021	2020
(in thousands)	$	$
Management fees	64	179
Salaries and other short-term benefits	1,949	2,052
Severance (included in salaries)	266	—
Share-based payments	1,466	632
Director compensation (included in salaries)	147	—
	3,892	2,863

At April 30, 2021, included in accounts payable and accrued liabilities is $1,194,600 (April 30, 2020 - $412,188) due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

17.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity.  The capital structure of the Company consists of credit facilities and shareholders’ equity.

The Company makes adjustments to its capital structure upon approval from its Board of Directors, in light of economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

18.	FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, restricted cash, investment, accounts payable and accrued liabilities, debentures, loans payable, leases and deferred acquisition payments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 – applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 – applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The fair value of investment is determined based on “Level 2” inputs as its value under the equity method was the best approximation of its fair value. As at April 30, 2021, the Company believes the carrying values of cash, amounts receivable, restricted cash, accounts payable and accrued liabilities, debentures, loans payable, leases and deferred acquisition payments approximate their fair values because of their nature and relatively short maturity dates or durations.

Concentration of risk:

Industry

The Company operates in the contract research organization sector and is affected by general economic trends. A decline in economic conditions, research spending or other adverse conditions could lead to reduced revenue.

Concentrations of credit risk

Credit risk relates to cash, restricted cash and amounts receivable and arises from the possibility that counterparty to an instrument may fail to perform. At April 30, 2021, all of the Company’s cash was held with tier one banks. The Company has evaluated amounts receivable and determined that there were no material allowances for doubtful accounts at April 30, 2021 and 2020. During the year ended April 30, 2021 the Company incurred bad debt expense of $3,601 (2020 - $48,433).

Currency risk

The Company operates in the US and Europe which gives rise to exposure to market risks from changes in foreign currency values. Most significantly, the Company is exposed to potential currency fluctuations between US and Canadian dollars, which was translated at 1.2279 at April 30, 2021, and the Euro and Canadian dollar, which was translated at 1.4852 at April 30, 2021. Fluctuations in the exchange rate could impact profitability.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

At April 30, 2021, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Euros:

	Euros	US Dollars
(in thousands)	(€)	(US $)
Cash	2,014	23,733
Amounts receivable	1,039	1,027
Investment	80	—
	3,133	24,760

Accounts payable and accrued liabilities	(867)	(414)
Deferred acquisition payments	(336)	—
Leases	(664)	(504)
	(1,867)	(918)

Net	1,266	23,842

Liquidity risk:

The Company’s approach to managing its obligations is to maintain sufficient resources to meet its obligations when due without undue risk to the Company. The Company monitors its cash requirements on an ongoing basis to ensure that there are sufficient resources for operations as well as to fund anticipated leasing, capital and development expenditures. In addition, the Company manages its cash to meet its debt obligations and to fund general and administrative costs.

Contractual cash flow requirements as at April 30, 2021 were as follows:

	< 1 year	1 - 2 years	2 - 5 years	>5 years	Total
(in thousands)	$	$	$	$	$
Accounts payable and accrued liabilities	3,011	—	—	—	3,011
Leases	1,105	871	113	—	2,089
Convertible debentures	—	1,637	—	—	1,637
Total(1)	4,116	2,508	113	—	6,737

(1)	$498,361 final deferred acquisition payment not included in this table is to be settled by issuance of shares.

19.	COMMITMENTS

The Company entered into a lease agreement for a new facility for its Utrecht, the Netherlands location on December 31, 2019. The building is under construction. The lease has two five year-terms and is estimated to commence on April 5, 2022 at an estimated annual cost of €681,835 indexed for inflation.

20.	GRANT AND SUBSIDY INCOME

In July 2020, IPA USA and Talem (the “Subgrantee”) were awarded a grant of US$1.5 million by the North Dakota Department of Agriculture through the CARES Act ND Bioscience Group Program for the development of antibody therapeutics against SARS-CoV-2. The total grant project cost is US$2.0 million, for which the Subgrantee must contribute an amount not less than 25% of the grant project cost, or US$500,000. In addition, the Company has been awarded a US$75,000 grant from the state of North Dakota to fund its PolyTope mAb Therapy platform, which the Company is using to developing treatments for the coronavirus (COVID-19) and

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

other pathogens. The Company has recorded a total of $1.9 million and $220,000 during the year ended April 30, 2021 and 2020, respectively, related to these grants.

The Canadian Emergency Wage and Rent Subsidy programs (CEWS and CERS) were put in place by government of Canada to provide a wage and rent subsidy to eligible employers.  This initiative was to help get Canadians hired back quickly as provincial and territorial economies began to reopen, and provide financial relief to companies impacted by COVID-19. The Company recognized $583,347 of CEWS and CERS during the year ended April 30, 2021 as subsidy.

The PPP was implemented in the United States to help businesses impacted by COVID-19 keep their workforce employed. Borrowers were eligible for full forgiveness if certain conditions were met. The Company applied for a loan of US$209,000 and the loan was fully forgiven during the year ended April 30, 2021. The Company recognized $261,000 during the year ended April 30, 2021 as subsidy.

21.	SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At April 30, 2021 and April 30, 2020, the Company has one reportable segment, being antibody production and related services.

During the year ended April 30, 2021, the Company had sales to nil (2020 - nil) customer who in aggregate accounted for more than 10% of revenue.

The Company’s revenues are allocated to geographic segments for the years ended April 30, 2021 and 2020 as follows:

	2021	2020
(in thousands)	$	$
United States of America	7,932	5,949
Canada	1,089	715
Europe	7,436	6,115
Other	1,455	1,279
	17,912	14,058

The Company’s revenues are allocated according to revenue types for the years ended April 30 2021 and 2020 as follows:

	2021	2020
(in thousands)	$	$
Project revenue	15,910	13,195
Product sales revenue	1,897	739
Cryo storage revenue	105	124
	17,912	14,058

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

The Company’s non-current assets are allocated to geographic segments as of April 30, 2021 and 2020 as follows:

	April 30, 2021	April 30, 2020
(in thousands)	$	$
North America	2,153	1,429
Netherlands	15,948	18,135
	18,101	19,564

Geographic segmentation of the Company’s net income (loss) for the years ended April 30, 2021 and 2020 is as follows:

	2021	2020
(in thousands)	$	$
North America - Corporate	(8,632)	(4,226)
North America	(1,203)	(683)
Netherlands	2,495	(38)
	(7,340)	(4,947)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the years ended April 30, 2021 and 2020 is as follows:

(in thousands)	2021	2020
Interest and accretion	$	$
North America - Corporate	523	857
North America	96	86
Netherlands	244	493
	863	1,436

(in thousands)	2021	2020
Amortization and depreciation	$	$
North America - Corporate	74	125
North America	687	499
Netherlands	2,952	2,784
	3,713	3,408

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

22.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	April 30, 2021 $	April 30, 2020 $
Debt settlement by issuance of shares and warrants	981	859
Acquisition of building and equipment by capital lease	1,209	2,623
Fair value of shares issued pursuant to deferred acquisition payment to IPA Europe	511	—
Fair value of shares issued pursuant to deferred acquisition payment to UPE	1,047	—

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2020 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Accretion $	Equity portion $	Foreign exchange movements and change in estimates $	April 30, 2021 $
Deferred acquisition payments	2,826	(1,029)	—	(1,558)	222	—	37	498
Debentures	2,000	(2,000)	—	—	—	—	—	—
Convertible debentures	313	2,202	—	(904)	124	(204)	—	1,531
Loans payable	312	(29)	—	(280)	—	—	(3)	—
Leases	1,884	(945)	1,209	(147)	—	—	(75)	1,926
Total	7,335	(1,801)	1,209	(2,889)	346	(204)	(41)	3,955

			Non-cash changes
(in thousands)	April 30, 2019 $	Cash Flows $	Acquisition $	Settlement / Disposal	Accretion $	Foreign exchange movements and change in estimates $	April 30, 2020 $
Deferred acquisition payments	3,064	(1,007)	—	—	733	36	2,826
Debentures	2,708	(175)	—	(700)	167	—	2,000
Debenture subscriptions received	—	313	—	—	—	—	313
Loans payable	112	200	—	—	—	—	312
Leases	106	(657)	2,678	(196)	—	(47)	1,884
Total	5,990	(1,326)	2,678	(896)	900	(11)	7,335

The accompanying notes are an integral part of these consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

23.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory tax rates of 27% (2020 – 27%) to the earnings before income taxes. The reasons for the differences and related tax effects are as follows:

	2021	2020
	$	$
Earnings (loss) before income taxes	(5,995)	(5,293)

Income taxes (recovery) on earnings before income taxes, at above basic rate	(1,619)	(1,429)
Increase (decrease) in taxes resulting from:
Nondeductible expenses	558	383
Effects of tax rate change and foreign exchange	440	(64)
Tax rate difference by jurisdiction	(103)	55
Tax benefits not recognized	2,069	709
Income taxes (recovery)	1,345	(346)

	2021	2020
	$	$
Current income taxes	1,428	109
Deferred income taxes (recovery)	(83)	(455)
Income taxes (recovery)	1,345	(346)

Temporary differences give rise to the following deferred income tax assets and liabilities:

	2021	2020
	$	$
Non-capital losses carried forward (expire from 2026 to 2039)	5,820	3,721
Other tax pools	1,790	1,468
Capital losses carried forward	148	148
Equipment and leasehold improvements	57	66
Inventory and intangible assets	(1,502)	(1,608)
Financing costs	804	152
Less: unrecognized deferred income tax asset	(8,609)	(5,549)
Deferred income tax liabilities	(1,492)	(1,602)

24.	SUBSEQUENT EVENTS

Subsequent to the year ended April 30, 2021, the Company issued 41,488 common shares pursuant to the final deferred payment for the acquisition of IPA Europe (Note 7). The common shares were valued at $503,243.

Subsequent to the year ended April 30, 2021, the Company issued 3,500 common shares pursuant to the exercise of stock options for total gross proceeds of $17,525.  A value of $10,156 was transferred from contributed surplus to share capital as a result.

The accompanying notes are an integral part of these consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2021 and 2020

(Expressed in Canadian Dollars)

Subsequent to the year ended April 30, 2021, the Company issued 1,194 common shares pursuant to the exercise of warrants for total gross proceeds of $4,179.  A value of $2,693 was transferred from contributed surplus to share capital as a result.

Subsequent to the year ended April 30, 2021, the Company issued 17,646 common shares pursuant to the conversion of convertible debentures at a value of $76,391.

Subsequent to the year ended April 30, 2021, the Company granted 10,000 stock options at a price of US $7.72 per share for a period of 5 years. The options are subject to the following vesting period: one-third 1 year after grant date; one-third 2 years after grant date; and one-third 3 years after grant date.

Subsequent to the year ended April 30, 2021, the Company granted 43,750 stock options at a price of US $7.14 per share for a period of 3 years. The options vested immediately.

On June 21, 2021, the Company entered into a rental offer agreement to lease a new facility for its Oss, the Netherlands location. The Company anticipates entering into a lease agreement for the new construction facility by December 31, 2022.  The lease will have a five-year term with an optional 5 year extension, is estimated to commence May 1, 2023 at an estimated annual cost of €488,948 indexed for inflation.

On June 24, 2021, the Company ordered a piece of equipment for IPA Europe for €75,055.